UFJ Holdings, Inc.

1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

February 18, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

[redacted]

05006277

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
<u>12g-3-2(b) Under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

3/14

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

UFJ Holdings, Inc.

Regarding the Merger Ratio Agreement with Mitsubishi Tokyo Financial Group

Tokyo February 18, 2005 – UFJ Holdings, Inc. ("UFJ") (President and CEO: Ryosuke Tamakoshi) announced today it has concluded an "integration agreement" with Mitsubishi Tokyo Financial Group, Inc. ("MTFG") (President and CEO: Nobuo Kuroyanagi). Under this agreement, 0.62 of each share of MTFG common stock will be allotted for each share of UFJ common stock in order to realize the proposed merger scheduled for completion on October 1, 2005[1]. UFJ will continue to hold discussions with MTFG to finalize a "merger agreement".

In order to maximize shareholder value, following the "basic agreement" executed on August 12, 2004 concerning the management integration of UFJ and MTFG, UFJ conducted negotiations with MTFG on the terms of the merger, while at the same time seeking to improve its market value by strengthening the UFJ Group's financial soundness and by addressing other key business issues.

Following thorough deliberations with third party advisors, UFJ concluded that the merger ratio announced today should be recommended to its shareholders. UFJ believes this merger ratio appropriately reflects the value of the two companies, taking all known relevant factors into account.

UFJ believes the proposed merger with MTFG, when completed, will create a financial group with significant strengths that will enable it to improve shareholder value going forward. These strengths include soundness of assets and finances; a broad range of services provided by group companies; a domestic and foreign network that will be pre-eminent among Japanese banks; and a solid base of both retail and corporate customers.

UFJ intends to seek the understanding of its shareholders and obtain their approval for the merger at its annual general meeting of shareholders, scheduled to take place in June this year.

1) Merger ratio

Company name:	UFJ	MTFG
Merger ratio:	0.62	1

Note: If the merger is realized in line with the current agreement, 0.62 of each MTFG common share will be allotted for each UFJ common share.

[1] For further information about the agreement please see "MTFG and UFJ Group Enter into an Integration Agreement, which Sets Forth the Merger Ratios and Official Corporate Names of the New Group"

2) Background to the merger ratio agreement

Following the "basic agreement" executed on August 12, 2004 concerning the management integration of UFJ and MTFG, UFJ made considerable progress towards resolving key business issues, including the elimination of non-performing loans. UFJ focused on the important objective of strengthening its financial soundness as quickly as possible in order to achieve a market value appropriately reflecting the Group's earnings capacity, and to achieve a merger ratio representing appropriate value for UFJ shareholders.

Specifically, in addition to issuing JPY700 billion of preferred shares of UFJ Bank to MTFG to strengthen its capital base, UFJ pursued a reduction in non-performing loans by taking significant measures aimed at rehabilitating large borrowers. As a result, uncertainty about the financial future of the Group decreased significantly, and this has been reflected in UFJ's market value.

Concurrently, UFJ moved ahead with preparations necessary for determining the merger ratio, including due diligence on asset assessments, a process reciprocated by MTFG. Furthermore, UFJ became increasingly confident that credit-related expenses for the current fiscal year would remain within expected parameters, and produced a steady earnings performance, making it possible to confidently forecast the Group's financial results for the year ending March 2005. In these circumstances, UFJ concluded that the conditions necessary for discussing the merger ratio were in place.

Having conducted negotiations with MTFG, and having considered each detail of those negotiations, UFJ concluded that it had achieved a merger ratio representing appropriate value for UFJ shareholders. The UFJ Board of Directors including outside directors approved this merger ratio through a unanimous decision at a meeting held today.

3) Merger ratio analysis

Prior to reaching the agreement, UFJ analyzed the fairness of the merger ratio from a variety of standpoints, including a comparison with the proposal received from Sumitomo Mitsui Financial Group, Inc. This analysis was conducted with the help of outside specialists, including UFJ's appointed financial advisors, Merrill Lynch Japan Securities Co., Ltd. (Merrill Lynch) and J.P. Morgan Securities Asia Pte. Limited (JPMorgan).

As a result, UFJ reached the conclusion that the merger ratio announced today appropriately reflects the value of the two companies, taking all known relevant factors into account, and that a merger with MTFG based upon this ratio can increase shareholder value.

The UFJ Board of Directors has received separate opinions, both dated February 18, 2005, from Merrill Lynch and JPMorgan, that the merger ratio agreed by UFJ and MTFG is fair, from a financial point of view, to holders of UFJ common shares.[2]

---

[2] Full texts of the above opinions rendered by Merrill Lynch and JPMorgan will be included in the Form F-4 to be filed with the United States Securities and Exchange Commission (the "SEC") by MTFG in connection with the merger (the "Form F-4"). The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. The holders of UFJ's common shares are urged to read the Form F-4 (and any other relevant documents filed with the SEC) when each of them becomes available, as well as any amendments or supplements to those documents. The Form F-4 will contain important information regarding the merger. The above opinions rendered by Merrill Lynch and JPMorgan are addressed to the board of directors of UFJ, are directed only to the fairness, from a financial point of view, of the agreed-upon exchange ratio to the holders of UFJ's common shares, and do not constitute a recommendation to any shareholder of UFJ as to how such shareholder should vote with respect to the merger or any other matter.

4) Future schedule

Late May, 2005

- UFJ financial results for the fiscal year ending March 2005 to be announced

Mid. June, 2005

- Notice to convene the annual general meeting of shareholders to be distributed

Late June, 2005

- Annual general meeting of shareholders to be held

October 1, 2005

- Merger of UFJ and MTFG
- Merger of UFJ Bank Limited and The Bank of Tokyo-Mitsubishi, Ltd.
- Merger of UFJ Trust Bank Limited and The Mitsubishi Trust and Banking Corporation
- Merger of UFJ Tsubasa Securities Co., Ltd. and Mitsubishi Securities Co., Ltd.

-End-

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
UFJ Bank Limited
The Mitsubishi Trust and Banking Corporation
UFJ Trust Bank Limited
Mitsubishi Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.

MTFG and UFJ Group Enter into an Integration Agreement, which Sets Forth the Merger Ratios and Official Corporate Names of the New Group

Tokyo, February 18, 2005 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto), have been preparing for the two group's management integration in October 2005, subject to the approval of their shareholders and relevant authorities and signed an integration agreement today, which sets forth various terms of the management integration, including the merger ratios, company names and other material terms.

1. Company Names

The names of each core company of the new group were officially determined as follows:

(1) New Holding Company: Japanese Name: Kabushiki Kaisha Mitsubishi UFJ Financial Group
English Name: Mitsubishi UFJ Financial Group, Inc.
* Changed from "Kabushiki Kaisha Mitsubishi UFJ Holdings" (Mitsubishi UFJ Holdings, Inc.)

(2) New Bank: Japanese Name: Kabushiki Kaisha Mitsubishi-Tokyo UFJ Ginko
English Name: The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(3) New Trust Bank: Japanese Name: Mitsubishi UFJ Shintaku Ginko Kabushiki Kaisha
English Name: Mitsubishi UFJ Trust and Banking Corporation

(4) New Securities Company: Japanese Name: Mitsubishi UFJ Shoken Kabushiki Kaisha
English Name: Mitsubishi UFJ Securities Co., Ltd.

2. Merger Ratios

(1) Merger Ratio for the Holding Company

The ratio for the merger of the holding companies will be 0.62 MTFG shares for one UFJ share.

Company Name	MTFG	UFJ
Merger Ratio	1	0.62

* MTFG has received from Nomura Securities Co., Ltd., Morgan Stanley Japan Limited and Lazard Frères & Co., LLC and UFJ has received from Merrill Lynch Japan Securities Co.,

Ltd. and J.P. Morgan Securities Asia Pte. Limited fairness opinions stating that the merger ratio is fair from a financial standpoint.[1]

Each class of UFJ preferred shares will be exchanged for MTFG preferred shares that have the same terms.

(2) Merger Ratio for the Banks

The ratio for the merger of the banks will be 0.62 BTM shares for one UFJ Bank share.

Company Name	BTM	UFJ Bank
Merger Ratio	1	0.62

Each class of UFJ Bank preferred shares will be exchanged for BTM preferred shares that have the same terms.

(3) Merger Ratio for the Trust Banks

The ratio for the merger of the trust banks will be 0.62 MTB shares for one UFJ Trust Bank share.

Company Name	MTB	UFJ Trust Bank
Merger Ratio	1	0.62

Each class of UFJ Trust Bank preferred shares will be exchanged for MTB preferred shares that have the same terms.

(4) Merger Ratio for the Securities Companies

The ratio for the merger of the securities companies will be 0.42 Mitsubishi Securities shares for one UFJ Tsubasa Securities share.

Company Name	Mitsubishi Securities	UFJ Tsubasa Securities
Merger Ratio	1	0.42

* The merger ratio was determined by Mitsubishi Securities and UFJ Tsubasa Securities, taking into consideration the valuation made by GMD Corporate Finance Limited (a member of the KPMG group) based on stock price, income and discounted cash flow.

* Mitsubishi Securities has received from Deutsche Securities Limited and UFJ Tsubasa Securities has received from Lehman Brothers Japan, Inc., fairness opinions stating that the merger ratio is fair from a financial standpoint.

[Reference Materials]

Highlights of the Merger Agreements to Be Entered into Pursuant to the Integration Agreement

In accordance with the terms of the Integration Agreement, MTFG and UFJ group companies will enter into merger agreements (the "Merger Agreements") as stipulated in Article 408 of the Commercial Code as soon as practicable but no later than April 30, 2005. The key points of the Merger Agreements, which will be consistent with the Integration Agreement, are as follows:

1. New holding company

(1)	Company name:	Mitsubishi UFJ Financial Group, Inc.
(2)	Integration structure:	Merger, whereby MTFG will be the surviving entity and UFJ will cease to exist.
(3)	Date of merger:	October 1, 2005 (scheduled)
(4)	Registered head office:	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
(5)	Representatives:	Chairman, Ryosuke Tamakoshi Deputy Chairman, Haruya Uehara President, Nobuo Kuroyanagi
(6)	Listings:	Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, New York Stock Exchange and London Stock Exchange.
(7)	Merger ratio:	0.62 MTFG ordinary shares for each UFJ ordinary share.

2. New bank

(1)	Company name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(2)	Integration structure:	Merger, whereby The Bank of Tokyo-Mitsubishi, Ltd. (BTM) will be the surviving entity and UFJ Bank Limited (UFJ Bank) will cease to exist.
(3)	Date of merger:	October 1, 2005 (scheduled)
(4)	Registered head office:	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
(5)	Representatives:	Chairman, Shigemitsu Miki Deputy Chairman, Ryosuke Tamakoshi President, Nobuo Kuroyanagi
(6)	Merger ratio:	0.62 BTM ordinary shares for each UFJ Bank ordinary share.

3. New trust bank

(1)	Company name:	Mitsubishi UFJ Trust and Banking Corporation

(2) Integration structure: Merger, whereby The Mitsubishi Trust and Banking Corporation (MTB) will be the surviving entity and UFJ Trust Bank Limited (UFJ Trust Bank) will cease to exist.

(3) Date of merger: October 1, 2005 (scheduled)

(4) Registered head office: 4-5, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

(5) Representatives: Chairman, Akio Utsumi
President, Haruya Uehara

(6) Merger ratio: 0.62 MTB ordinary share for each UFJ Trust Bank ordinary share.

4. New securities company

(1) Company name: Mitsubishi UFJ Securities Co., Ltd.

(2) Integration structure: Merger, whereby Mitsubishi Securities Co., Ltd. (Mitsubishi Securities) will be the surviving entity and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities) will cease to exist.

(3) Date of merger: October 1, 2005 (scheduled)

(4) Registered head office: 4-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

(5) Representatives: Chairman , Yasumasa Gomi
Deputy Chairman, Koichi Kane
President, Kimisuke Fujimoto

(6) Listings: Tokyo Stock Exchange, Osaka Securities Exchange and Nagoya Stock Exchange.

(7) Merger ratio: 0.42 Mitsubishi Securities ordinary shares for each UFJ Tsubasa Securities ordinary share.

Endnote

1. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Each of the above opinions rendered is addressed to the board of directors of each company, is directed only to the fairness, from a financial point of view, of the agreed-upon exchange ratio to each company or the holders of each company's common shares, and does not constitute a recommendation to any shareholder of each company as to how such shareholder should vote with respect to the merger or any other matter. Full texts of the above opinions rendered by Merrill Lynch Japan Securities Co., Ltd. and J.P. Morgan Securities Asia Pte. Limited will be included in a draft of the Form F-4 to be filed with the United States Securities and Exchange Commission (the "SEC") by MTFG in connection with the merger (the "Form F-4"). The holders of UFJ's common shares are urged to read the draft of the Form F-4 (and any other relevant documents filed with the SEC) when each of them becomes available, as well as any amendments or supplements to those documents. The Form F-4 will contain important information regarding the merger.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") may file a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:
Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's and UFJ's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.

New Group's Financial Targets, Integration Effects and Strategies for Three Core Business Lines

Tokyo, February 18, 2005 --- Mitsubishi Tokyo Financial Group, Inc. (President and CEO: Nobuo Kuroyanagi) and UFJ Holdings, Inc. (President and CEO: Ryosuke Tamakoshi) previously announced the "Basic Policy Regarding Management Integration: Aiming at Becoming One of the 'Global Top 5'" and the "Business Management Framework for the New Group" and established the new group's financial targets, integration effects and strategies for its three key businesses: retail, corporate and trust assets businesses.

The new group will devote its management efforts to achieve the goal of becoming a comprehensive financial group that provides customer-oriented services and enjoys the strong support of its customers. Based on a customer-oriented philosophy, it will aim to achieve its "Global Top 5" aspiration by building on its "Five Competitive Advantages *" over other Japanese financial groups.

Aspiration

~ Global Top 5 ~

Aiming "to become one of the top five global financial institutions in terms of market value by the end of fiscal year 2008"

* Five Competitive Advantages

(1) Japan's preeminent global network and presence
(2) Strong business foundation based on retail deposits and strong customer base
(3) Strong financial and capital foundation
(4) Highly complementary business and networks
(5) Strong corporate governance and transparent management appropriate for a NYSE-listed company

1. Financial Targets (Fiscal Year 2008)

	FY 2004 Estimates*1	FY 2008 Targets	Increase/Decrease
Consolidated net operating profit*2	Approximately 1,600 billion yen	Approximately 2,500 billion yen	50-60% increase
Consolidated expense ratio	50-55%	40-45%	Approximately 10 points less
Consolidated net income	(▲410 billion yen)	Approximately 1,100 billion yen	-
Consolidated ROE	(▲Approximately 9%)	Approximately 17%	-

*1 Simple combined basis of both groups' officially announced business-results forecasts.
*2 Consolidated net operating profit before consolidation adjustments (management accounting basis, excluding dividend income from subsidiaries.)

○ Underlying macroeconomic assumptions

	FY 2005	FY 2006	FY 2007	FY 2008
3M Tibor (period average)	0.13%	0.29%	0.41%	0.46%
10 year JGB (period average)	1.81%	2.22%	2.29%	2.29%
JPY to 1USD (at FY end)	105 yen	105 yen	105 yen	105 yen
Real GDP growth rate (annual)	1.1%	1.9%	1.0%	1.8%

2. Integration Effect (Synergies)

(1) Cost Synergies

	Target Amount[*1]	Major Breakdown[*1]
Cost Synergies	Approximately 240 billion yen * (Savings in expenses for FY 2008)	Staff reduction: Approximately 40 billion yen Systems: Approximately 80 ~ 90 billion yen Branch consolidation: Approximately 20 billion yen Head office expenses, etc.: Approximately 60 billion yen Subsidiary related: 30 billion yen

[*1]With respect to items other than "subsidiary related," the figures shown are the aggregation of banks, trust banks and securities firms on a non-consolidated basis.

- Aiming to realize annual cost savings of approximately 240 billion yen (net approximately 180 billion yen) in fiscal year 2008. In the first one to two years, integration-related costs are expected to temporarily exceed cost synergies.

  - A group-wide reduction and reassigning of roughly 10,000 employees is scheduled to be implemented by streamlining back office operations mainly in the head office. The aim is to reduce staff by approximately 6,000 while reassigning approximately 4,000 to strategic business areas and marketing sections by fiscal year 2008.

  - The integration of systems relating to treasury activities and overseas activities are scheduled to be completed by the integration date. The integration of the domestic settlement and information systems is scheduled to be completed by the end of fiscal year 2007.

  - Approximately 170 retail branches and 100 corporate branches in Japan, and approximately 30 overseas branches will be consolidated by fiscal year 2008.

  - In addition, efforts will be made to reduce other expenses, such as head office expenses.

  (Note 1) In the five year period through fiscal year 2009, approximately 60 billion yen is expected to be incurred annually on integration-related costs, including costs related to the integration of systems and branches.

  (Note 2) In addition to the one-time costs, extraordinary charges of approximately 360 billion (of which more than a majority is non-cash items such as write-offs and provision for additional reserves) is expected in fiscal year 2005.

(2) Revenue Synergies

	Target Amount[*1]	Major Breakdown
Revenue Synergies	Approximately 40 billion yen (Increase in gross profit for FY 2008)	Retail: sales of investment products, residential mortgage loans, card business, etc. Corporate: overseas services, real estate business, settlement business, etc. Trust Assets: enhanced product development capabilities, outsourcing business, etc.

[*1] Net increase in gross profit expected to be realized in FY 2008.

- For the first one to two years after the merger, a decrease in revenue*[2] is expected from adjustments in loan exposures to certain borrowers; however, revenue synergies are expected to begin to outweigh revenue decrease in the fiscal year 2008, through expanded sales of comprehensive cards and investment products, and leveraging the MTFG group's strong global network and the UFJ group's strong domestic settlement functions. The new group will aim to increase gross profit by approximately 40 billion yen for fiscal year 2008.
  ([*2] The level of decrease for each of the first two years is expected to be at similar levels as the level of increase in gross profit for fiscal year 2008.)

3. Business Portfolio of the New Group

The new group will further strengthen its three core business lines (retail, corporate and trust assets) in order to attain its financial goals. In fiscal year 2008, the aim is to increase the percentage of net operating profits generated by the three core business lines to approximately 85% to 90%. In particular, the aim is to increase the percentage of net operating profits accounted for by the retail business, which is expected to grow in the future, to 35% or more, and to build a balanced business portfolio that can deliver stable profits.

4. Strategies for the Three Core Business Lines

The strategies of the three core business lines (retail, corporate and trust assets) to attain the financial targets in fiscal year 2008 are as follows (figures for fiscal year 2004 are estimates).

(1) Retail

> ✧ The retail banking sector will have a preeminent customer base of approximately 40 million customers and approximately 66 trillion yen (Bank + Trust Bank[*3]) in deposits, provide Japanese customers with world class products and services, and increase customer satisfaction and maximize profits by utilizing its enhanced product development capabilities realized through global strategic alliances. ([*3] Simple combined basis as of the end of September 2004)
>
> ✧ The aim is to triple operating profits by fiscal year 2008 from fiscal year 2004(aiming at a two-fold increase on a basis that excludes the effect of expected increases in interest rates).

[Key Strategic Business Areas]

- Sales of investment products (annuity insurance, stock investment trusts, foreign currency deposits, etc.)
  The aim is to expand profits from investment products by developing cutting-edge products

and services through strategic alliances with Manulife, AIG, AXA, Millea and other leading global companies, and strategically increasing the staff responsible for customers (currently at approximately 2,500) by 1,000 employees (aiming to increase fiscal year 2008 investment product sales by approximately 80% compared to fiscal year 2004). In addition, the new group aims to increase consulting capabilities and strengthening compliance by thoroughly training its staff responsible for customers.

- Housing loans
  The new group will strengthen its housing developers' sales skills and develop campaign products to expand housing loans (aiming to increase the amount of new housing loans executed in fiscal year 2008 by approximately 600 billion yen compared to fiscal year 2004 (approximately 3.2 trillion yen)).

- Consumer finance
  The new group will take full advantage of its know-how, customer base and infrastructure with the aim to expand operating profits from the consumer finance business. A full product lineup will be offered, including high security super IC cards -- "comprehensive cards," credit cards from NICOS, UFJ and DC, and tie-up products with ACOM, to respond to the diverse customer needs and build new markets (accumulated total issuance of comprehensive cards by fiscal year 2008 targeted to exceed five million).

- Testamentary and Real Estate Related Business
  The new group will take full advantage of its "plazas" and trust agency system to meet customer needs for trust services at the bank, particularly with wealthy customers (aiming to increase the amount of assets handled in inheritance businesses for fiscal year 2008 by 40% compared to fiscal year 2004).

(2) Corporate

> ✧ The corporate banking sector will have the largest customer base in Japan of approximately 280,000 companies and loans of approximately 67 trillion yen*, aim to provide "the highest quality services" and "innovative products" and secure a leading position in each business area with respect to transactions with Japanese companies both in Japan and overseas.
>
> ✧ The aim is to increase fiscal year 2008 operating profits by 35% to 45%, compared to fiscal year 2004.

* The amount of consolidated loans for both groups minus the balance of consumer loans (bank accounts + trust accounts, as of the end of September 2004).

[Key Strategic Business Areas]

- Transactions with small- and medium-sized companies
  The new group aims to increase loans to small- and medium-sized businesses in fiscal year 2008 by more than 40% compared to fiscal year 2004 by developing a new business model that focuses on measures such as strategically injecting management resources and dramatically increasing customer contact points. In addition, the new group plans to enhance its nationwide branch network by increasing business locations, strengthening alliances with TKC and other financial institutions, greatly expanding the sales staff, and undertaking other similar measures.

- Settlement business
  In the domestic settlement business, the new group aims to expand its share of outward bank transfers from 18% in fiscal year 2004 to more than 20% in fiscal year 2008 by providing customized services for large companies, increasing contact points with medium and small

company clients and utilizing online banking call centers to develop a highly efficient business model. In addition, in the foreign currency business, the new group aims to further increase the volume handled and revenues generated from foreign currency services by providing Japan's most sophisticated foreign currency services and enhancing trade financing products and IT products to match the needs of its corporate clients.

- Investment banking business
  The new group will strive to strategically introduce staff and greatly strengthen its presence in derivatives, syndicated loans, asset financing, structured financing, and other growth business areas, and will aggressively build its market solicitation business, securities brokerage business, and other new businesses with the aim of increasing investment banking profits (on a gross profit basis) in fiscal year 2008 by more than 25-30% compared to fiscal year 2004.

- Overseas business / Asia business
  The new group considers the Asian region to be an important area based on the affinity with Japan and the potential for growth. By providing aggressive support to the expansion of Japanese companies in China and elsewhere, the new group will seek to increase its share in transactions involving Japanese companies and will strongly promote transactions with global enterprises in Europe and the United States and leading local companies, with the aim of increasing profits from businesses in Asia (on a net operating profit basis) for fiscal year 2008 by more than two-fold compared to fiscal year 2004.

(3) Trust Assets

- ✧ With respect to the pension business, the new group will aim to improve profitability by strategically focusing on active investment products as it enhances its market presence as a result of the management integration, by focusing the know-how of the new group to enhance its product lineup, and through other similar measures.
- ✧ In the high growth sector of investment trusts, the new group will further expand its industry-leading banking operations by increasing transactions with the new group's broader retail customer base.
- ✧ By increasing gross profits and reducing costs, the new group aims to triple its fiscal year 2004 operating profits by fiscal year 2008.

[Key Strategic Business Areas]

- Pension business
  In the corporate pension market, the new group will strive to expand profits by offering a variety of products, including special active, alternative, enhanced and passive products, designed to respond to customer needs. In addition, the new group aims to expand both passive investment management services and specified money trusts in pensions further by offering services benefiting from economies of scale. Moreover, the new group aims to increase its pension trust balance to over 30 trillion yen by fiscal year 2008 from the fiscal year 2004 level of approximately 20 trillion yen, and increase its market share from 30% in fiscal year 2004 to roughly 35% in fiscal year 2008.

- Investment trust business / asset management
  The new group will integrate production and sales functions and build an efficient sales system by greatly enhancing its product development capacity and enhancing professional

support to the group's sales channels by combining the strengths of Mitsubishi Investment Trust and UFJ Partners Investment Trust, which are scheduled to merge after October 2005. In addition, the new group will strengthen its commitment to strategic areas, such as services targeting regional banks and enhancing retail channels of the new bank. In the growing investment trust market, the new group will aim for a market share that exceeds 10% by fiscal year 2008, and seek to double its fiscal year 2004 profits from the investment trust management business.

- Investment trust business / asset administration
  The new group, along with The Master Trust Bank of Japan (MTBJ), will aggressively incorporate new products and schemes by strengthening its processing function. The new group aims to maintain and expand its industry-leading stock investment trust business to establish the industry's *de facto* standard.

All financial information, estimates and targets presented in this press release are based on Japanese GAAP. There are significant differences between Japanese GAAP and U.S. GAAP.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") may file a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:
Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's and UFJ's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
UFJ Bank Limited
The Mitsubishi Trust and Banking Corporation
UFJ Trust Bank Limited
Mitsubishi Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.

New Group's Management Philosophy and Corporate Identity

Tokyo, February 18, 2005 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto) have been proceeding with the proposed management integration scheduled for October 2005 (subject to the approval of their shareholders and relevant authorities), and have reached an agreement concerning the new group's management philosophy and corporate identity.

1. Group's Management Philosophy

The new group's management philosophy will serve as the basic policy in conducting its business activities, and will provide guidelines for all group activities. The group's management philosophy will also be the foundation for management decisions, including the formulation of management strategies and management plans, and will serve as the core value for all employees.

The details of the group management philosophy are set forth below. The new group's holding company, bank, trust bank and securities company will adopt the group's management philosophy as their own respective management philosophy, and the entire group will strive to comply with this philosophy.

【Group's Management Philosophy】

(1) We will respond promptly and accurately to the diverse needs of our customers around the world and seek to inspire their trust and confidence.

(2) We will offer innovative and high-quality financial services by actively pursuing the cultivation of new business areas and developing new technologies.

(3) We will comply strictly with all laws and regulations and conduct our business in a fair and transparent manner to gain the public's trust and confidence.

(4) We will seek to inspire the trust of our shareholders by enhancing corporate value through continuous business development and appropriate risk management, and by disclosing corporate information in a timely and appropriate manner.

(5) We will contribute to progress toward a sustainable society by assisting with development in the areas in which we operate and conducting our business activities with consideration for the environment.

(6) We will provide the opportunities and work environment necessary for all employees to enhance their expertise and make full use of their abilities.

2. Corporate Identity

The new group, through close coordination among its bank, trust bank and securities company, will aim to become a "premier comprehensive financial group" that comprehensively and flexibly responds as an integrated unit to all of the financial needs of its customers. These efforts will be symbolized by the use of a shared mark.

The holding company "Mitsubishi UFJ Financial Group" will use the abbreviation "MUFG" which will also be used as an abbreviation that refers collectively to the entire group, and a mark will be designed to integrate the "MUFG" corporate logo.

(1) Mark

- The mark for the new group will have overlapping circles, which represent the "new comprehensive financial services generated from the group's collective efforts" and "friendly services that customers identify with."
- In addition, the center circle will symbolize "the new group" while the outside intersecting circles will symbolize domestic and overseas expansions, thereby representing the new group's goal to "build a 'premier comprehensive global financial group' that provides high-quality services in all regions and in all business sectors."
- The mark will be designed by Mr. Kazumasa Nagai, a leading graphic designer in Japan and current senior adviser of the Japan Design Center.

(2) Corporate color

- The corporate color for the new group will be "MUFG red" and will be utilized in the mark. "MUFG red" represents the dynamism in constantly pursuing the highest quality services and dynamically changing financial services, and the passion for the new group's close relationships with each of its customers. "MUFG gray" is used in the "MUFG" corporate logo and represents confidence in the comprehensive financial group.

(3) Typeface for company and bank names

The typeface for the company and bank names will utilize "Gothic-type" font with its strong lines and gentle curves to create an image of firm presence and future growth of the new group.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") may file a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:
Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's and UFJ's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.

Mitsubishi Tokyo Financial Group, Inc.
UFJ Holdings, Inc.
The Bank of Tokyo-Mitsubishi, Ltd.
UFJ Bank Limited
The Mitsubishi Trust and Banking Corporation
UFJ Trust Bank Limited
Mitsubishi Securities Co., Ltd.
UFJ Tsubasa Securities Co., Ltd.

Systems Integration of the New Group

Tokyo, February 18, 2005 --- Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi), UFJ Holdings, Inc. (UFJ; President and CEO: Ryosuke Tamakoshi), The Bank of Tokyo-Mitsubishi, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ Bank Limited (UFJ Bank; President: Takamune Okihara), The Mitsubishi Trust and Banking Corporation (MTB; President: Haruya Uehara), UFJ Trust Bank Limited (UFJ Trust Bank; President: Shintaro Yasuda), Mitsubishi Securities Co., Ltd. (Mitsubishi Securities; President: Koichi Kane) and UFJ Tsubasa Securities Co., Ltd. (UFJ Tsubasa Securities; President: Kimisuke Fujimoto) have been proceeding with the proposed management integration scheduled for October 2005 (subject to approval by shareholders and relevant authorities) and have agreed on the following basic policy with respect to the systems integration of each business in order to enhance customer convenience and the security and stability of their respective systems.

(1) New commercial bank

1. Measures to be taken on the date of the management integration

- BTM and UFJ Bank's existing systems will continue to be separately maintained while systems relating to overseas activities and market activities, including fund settlement, will be integrated into BTM's system.

- While separately maintaining both systems, the new commercial bank will sort customer transactions into both banks' host systems using the front-end transfer method.* This will establish a system where basic services, such as cash deposits, withdrawals and remittances, can be provided at the outlets of both banks.

* Front-end transfer method: A method to sort transactions at the data-entry level, without connecting to both host systems.

2. Full-scale systems integration

- In connection with the full-scale systems integration, we will seek to:

  - develop a wide range of sophisticated customer services;
  - create a system equipped with cutting-edge technology appropriate for a "Global Top 5" financial institution;
  - establish a reliable systems structure based on mutual compatibility of component systems; and
  - achieve early realization of the new bank's post-integration streamlining effects.

In connection with the full-scale integration, BTM's system will be adopted for basic systems, including the OS. The new commercial bank will incorporate and utilize the strong points of UFJ Bank's system, which features year-round, 24-hour ATM services, account transfer system and telephone banking services.

- The new commercial bank will continue working together with the IBM group and the Hitachi group, which are the technology vendors of BTM and UFJ Bank.

- In order to realize the benefits of the systems integration at an early stage, the new commercial bank plans to complete the full-scale integration by December 2007.

(2) New trust bank

1. Measures to be taken on the date of management integration

- Most systems, including the systems relating to basic domestic operations, will be separately maintained by MTB's and UFJ Trust Bank's existing systems, and certain systems relating to market or overseas operations will be integrated into MTB's system.

2. Full-scale systems integration

- The basic philosophy of the systems integration is as follows:

  - to establish a system that will enhance the global competitiveness of the new financial group and trust bank;
  - to choose a systems integration policy that appears reasonable to customers; and
  - to maximize the benefits of the systems integration, and to realize such benefits as early as possible.

  The new trust bank's policy regarding the full-scale integration of those systems that operate separately on the management integration date will be to choose the best system for providing a wide range of services to customers and for its business model. The new trust bank will adopt MTB's system for basic domestic operations, trust assets operations and real estate operations, while adopting UFJ Trust Bank's system for the pension administration and securities agency businesses (stock operations).

- The new trust bank will continue working together with the IBM group and the Hitachi group, which are key vendors of both trust banks.

- In order to realize the benefits of the systems integration at an early stage, the new trust bank plans to complete the full-scale integration by the end of fiscal 2007.

- The operations and systems of both banks' trust assets administration are already integrated through The Master Trust Bank of Japan, Ltd.

(3) New securities company

1. Measures to be taken on the date of the management integration (full-scale systems integration)

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

February 1, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

February 1, 2005

UFJ Holdings, Inc.

Possible Non-collection and Delayed Collection of Exposure Concurrent with Filing for Start of Civil Rehabilitation Proceedings by Iga Golf Club

---

We hereby give notice that, concurrent with the filing for start of civil rehabilitation proceedings with the Osaka District Court by Iga Golf Club today, there is possibility of non-collection and/or delayed collection of the exposure extended to the company by UFJ Bank Limited ("UFJ Bank"), a subsidiary of UFJ Holdings, Inc. ("UFJ")

1. Amount of exposure to the company

UFJ Bank: Yen 8,615 million

2. Impact on earnings of UFJ Holdings

This will not affect UFJ's forecasts of earnings for the current fiscal year, which have been announced on November 24, 2004, since UFJ Bank had already provided loan loss reserves for the exposure mentioned above by the end of the interim period ended September 30, 2004.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

RECEIVED
2005 MAR -7 P 12: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 31, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ

Press Release

January 31, 2005
UFJ Holdings, Inc.

Financial Assistance to Daikyo Incorporated

UFJ Bank Limited ("UFJ Bank") and UFJ Trust Bank Limited ("UFJ Trust"), subsidiaries of UFJ Holdings, Inc. ("UFJ Holdings"), announced that they agreed to the business revitalization plan formulated by Daikyo Incorporated and its 5 group companies, namely, Daikyo Kanri Incorporated, Daikyo Jyutaku Ryutsu Incorporated, Okinawa Daikyo Incorporated, Daikyo Rental Incorporated and Lions Family Incorporated (collectively "Daikyo et al.") which submitted an application for support to the Industrial Revitalization Corporation of Japan ("IRCJ") and decided to extend financial assistance to Daikyo et al. on September 28, 2004 (IRCJ decided to approve the support), November 26, 2004 (IRCJ decided to purchase loan assets) and December 24, 2004 (UFJ Bank decided to subscribe preferred shares issued by Daikyo Incorporated).

Since then, Daikyo et al. has carried forward disposal of its assets mainly consist of real estate along the business revitalization plan. UFJ Holdings hereby gives notice that, mainly because disposal prices have exceeded those expected in the plan due to the improvement of real estate market, the amount of financial support from the UFJ Group has been reduced and finalized as set forth below.

1. Outline of Daikyo et al.

Trade Name	Daikyo Incorporated	Daikyo Kanri Incorporated
Address	24-13 Sendagaya 4-chome, Shibuya-ku, Tokyo	8-16 Sendagaya 4-chome, Shibuya-ku, Tokyo
Representative	Jihei Yamazaki	Satoru Masuda
Capital	JPY 65,046 million	JPY 1,237 million
Business	Condominium sales, etc.	Real estate maintenance, etc.

Trade Name	Daikyo Jyutaku Ryutsu Incorporated	Okinawa Daikyo Incorporated
Address	24-13 Sendagaya 4-chome, Shibuya-ku, Tokyo	8-1 Kumoji 2-chome, Naha-shi, Okinawa
Representative	Tatsuo Hibi	Jihei Yamazaki
Capital	JPY 1,413 million	JPY 105 million
Business	Condominium brokerage, etc.	Condominium sales, etc.

Trade Name	Daikyo Rental Incorporated	Lions Family Incorporated (Under liquidation proceedings)
Address	21-3 Nishishinjuku 7-chome, Shinjuku-ku, Tokyo	19-1 Sendagaya 4-chome, Shibuya-ku, Tokyo
Representative	Takeo Abe	Liquidator: Kikuo Ueda
Capital	JPY 9,500 million	JPY 2,330 million
Business	Condominium rental, etc.	Renovation works, house equipment sales, etc.

2. Financial Support

Debt forgiveness, etc.: Yen 81.5 billion
(Initial plan: Approximately Yen 108 billion)

Subscription of capital: Yen 30 billion
(As per announcement on December 24, 2004)

Execution date: March 25, 2005 (Planned)

3. Impact on Earnings of UFJ Holdings

UFJ Holdings does not change the current forecast of its non-consolidated and consolidated financial results for the fiscal year ending March 31, 2005 announced on November 24, 2004.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

February 4, 2005

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

To Whom It May Concern:

February 4, 2005

UFJ Holdings, Inc.

Consolidated Financial Information

for the 3rd Quarter of the Fiscal Year Ending March 31, 2005

FINANCIAL HIGHLIGHTS

(Millions of Yen) (Yen for data per share)	3rd Quarter of the Fiscal Year ending March 31, 2005 (Unaudited)	(percentage change)	3rd Quarter of the Fiscal Year ended March 31, 2004 (Unaudited)	(percentage change)	Fiscal Year ended March 31, 2004 (For Reference)
OPERATING RESULTS					
Total Revenues	2,231,421	(- %)	-	(- %)	2,689,911
Income (Loss) before Income Taxes	(134,669)	(- %)	-	(- %)	(331,745)
Net Income (Loss)	(385,792)	(- %)	-	(- %)	(402,806)
Net Income (Loss) per Share	(75,550.90)		-		(82,174.75)
BALANCE SHEETS					
Total Assets (A)	83,910,051		-		82,134,447
Stockholders' Equity (B)	1,270,864		-		1,665,098
Ratio of Stockholders' Equity (B)/(A)	1.5%		-		2.0%
Stockholders' Equity per Share	(29,162.66)		-		34,706.92

FULL-YEAR FORECASTS FOR THE FISCAL YEAR ENDING MARCH 31, 2005 (CONSOLIDATED)

(Millions of Yen)

Total Income	2,300,000
Ordinary Profit	(530,000)
Net Income (Loss)	(750,000)

(Reference) Forecasted net income per share : JPY (145,458.18)

Notes: Figures etc. are not audited by independent auditors.
Figures are truncated rather than rounded.
Results for the 3rd quarter of the previous fiscal year and rates of change are not available because quarterly financial statements were not prepared.
Full-year forecasts are same as those announced on November 24, 2004.

EXHIBIT

Adoption of simplified accounting procedure

The 3rd quarter financial information is prepared pursuant to the standards for the preparation of consolidated interim reports etc. Simplified accounting methods are partly adopted as long as such methods do not mislead decisions made by investors and other stake holders. Details are exemplified below.

1. Reserve for possible loan losses
   - The same self-assessment as in account settlement (including the interim period) is conducted for calculation of reserve for possible loan losses. For the calculation of reserves, expected loss ratio used in last fiscal term is applied.
   - Significant subsequent events are considered in classification of claims and calculation of reserves for possible loan losses.

2. Deferred tax assets
   - Deferred tax assets are calculated by reflecting the changes in unrealized gains and losses of available-for-sale securities during the 3rd quarter to the balance as of the end of the previous financial period.

Overview of Financial Information
for the 9 months ended December 31, 2004

1. Summary of Financial Information

In the consolidated financial results for the 9 months ended December 31, 2004, we posted a gross operating profit of Yen 1,153.9 billion, an ordinary loss of Yen 643.3 billion, and a net loss of Yen 385.7 billion.

A summary of the results for the subsidiary banks on a combined basis* is as follows.

Gross operating profit decreased by Yen 33.3 billion compared with the same period of the previous year to Yen 940.9 billion, due to a decrease in gains on bonds. The performance of each business division was steady.

General and administrative expenses declined by Yen 23.7 billion to Yen 404.5 billion, largely due to the significant reduction in employee bonuses.

As a result, business profit before net transfer to general reserve decreased by Yen 9.6 billion to Yen 536.3 billion. Business profit before net transfer to general reserve, excluding gains on bonds, increased by Yen 19.9 billion to Yen 455.5 billion.

We posted an ordinary loss of Yen 814.1 billion for the period. The major reasons are as follows.

1) We recognized losses on stocks and other equity securities of Yen 224.2 billion, due to the impairment of certain borrowers' preferred stocks which we underwrote in the process of supporting the borrowers' business revitalization.
2) Credit costs totaling Yen 1,022.8 billion were reported because we needed to make additional reserves in order to support large borrowers' significant revitalization, and also because we promoted other activities, including loan sales, to dispose of non-performing assets.

We transferred funds from specific reserve to reserve for possible losses on support of specific borrowers, because the schemes for supporting the revitalization of some large borrowers had been specifically determined. This is the main reason why we recognized gains from reversal of total reserves for credit losses** . Accordingly, we reported extraordinary gains of Yen 556.2 billion from reversal of reserves for credit losses.

We posted a net loss of Yen 432.4 billion for the period, including deferred income taxes etc.

Credit-related expenses (the sum of net transfer to general reserve, credit costs for banking and trust accounts, collection of written-off claims, reversal of loan loss reserve, etc.) totaled Yen 456.4 billion. Please refer to the explanation below for information related to our problem loans issue.

The BIS capital ratios (estimated) for UFJ Holdings, UFJ Bank and UFJ Trust Bank on a consolidated basis, as of December 31, 2004, were 10.70%, 10.82% and 10.84%, respectively.

*Note1: Subsidiary banks on a combined basis means a simple aggregate on a non-consolidated basis of UFJ Bank and UFJ Trust Bank, including their subsidiaries UFJSP, UFJEI and UFJTE.
**Note2: Total reserves for credit losses include general reserve, specific reserve, and specific reserve for loans to refinancing countries. According to the accounting standards, gains from reversal of the total reserves for credit losses have to be reported as extraordinary gains.

2. Problem Loans Issue

(Status of Problem Loans under Financial Reconstruction Law)

The UFJ Group considers the resolution of its problem loans issue as the top priority for management. In order to achieve this goal, we have actively implemented initiatives to promptly revitalize troubled borrowers .

As a result, revitalizing schemes have been determined for many of our large troubled borrowers. Because some of the schemes were already implemented, some claims were disposed of or written off and some doubtful or sub-standard claims were upgraded to the other special mention category.

Consequently, the balance of problem loans, as of December 31, 2004, decreased to around Yen 2.9 trillion on a subsidiary banks combined basis, down by approximately Yen 1.2 trillion from September 30, 2004. As a result, the problem loan ratio improved, declining by 2.56% from September 30, 2004 to 6.86% on December 31, 2004.

UFJ is aiming to resolve its problem loans issue by the end of FY 2004. We will continue to make efforts aimed at reducing our problem loan balance and ratio.

(Credit Related Expenses)

Credit-related expenses for the period decreased by Yen 157.6 billion, compared with the 6 months period ended September 30, 2004, due to the reversal of loan loss reserve for some borrowers for whom revitalization initiatives were implemented or support schemes were determined. However, we expect an increase in credit-related expenses towards the end of FY 2004 because the actual loss ratio used for the calculation of reserves for credit losses will increase temporarily due to the implementation of radical initiatives in the first half in FY2004 for resolving the problem loans issue.

3. Outlook of Financial Results

As we mentioned above, we are making steady progress towards resolving the problem loans issue, which is one of management's top priorities. We are gradually achieving our goal of reducing UFJ's problem loan ratio to less than 4% as we originally planned.

Forecasts of the financial results for the fiscal year ending March 31, 2005, which we released last November, remain unchanged as outlined below. We continue to steadily accumulate business profit.

Forecasts of financial results for FY 2004 (consolidated basis)
Ordinary Loss : Yen 530.0 billion
Net Loss : Yen 750.0 billion

CONSOLIDATED BALANCE SHEETS

(Millions of Yen)	As of Dec. 31 2004 (A) (Unaudited)	As of Dec. 31 2003 (B) (Unaudited)	Variance (A) - (B)	As of March 31 2004 (C) (Summary)	Variance (A) - (C)
Assets:					
Cash and Due from Banks	8,822,014			4,476,660	4,345,354
Call Loans	314,180			292,119	22,060
Receivables under Resale Agreements	875,928			632,784	243,143
Collateral Deposits on Securities Borrowed	2,680,692			2,269,420	411,272
Monetary Receivables Bought	364,309			304,500	59,808
Trading Assets	5,374,794			2,792,948	2,581,846
Money Held in Trust	74,857			132,524	(57,666)
Securities	19,350,085			22,025,991	(2,675,906)
Loans and Bills Discounted	38,695,080			42,462,644	(3,767,564)
Foreign Exchanges	643,504			613,382	30,121
Other Assets	2,329,444			2,753,638	(424,194)
Premises and Equipment	653,087			678,113	(25,025)
Deferred Tax Assets	1,228,158			1,413,766	(185,607)
Consolidated Adjustment Account	4,614			9,229	(4,614)
Customers' Liabilities for Acceptances and Guarantees	3,757,465			3,398,200	359,264
Reserve for Credit Losses	(1,241,743)			(2,120,260)	878,516
Reserve for Losses on Securities	(16,422)			(1,217)	(15,205)
Total Assets	83,910,051			82,134,447	1,775,604
Liabilities, Minority Interests and Stockholders' Equity					
Liabilities:					
Deposits	49,732,045			52,975,742	(3,243,696)
Negotiable Certificates of Deposit	4,791,365			5,514,401	(723,035)
Call Money	6,875,789			4,863,792	2,011,997
Payables under Repurchase Agreements	1,952,873			669,520	1,283,353
Collateral Deposits on Securities Loaned	2,865,948			1,764,098	1,101,850
Commercial Paper	126,411			297,079	(170,668)
Trading Liabilities	2,838,073			2,167,596	670,476
Borrowed Money	1,592,410			1,495,260	97,149
Foreign Exchanges	167,921			187,987	(20,066)
Short-term Corporate Bonds	220,600			70,000	150,600
Corporate Bonds and Notes	2,640,102			2,686,367	(46,265)
Borrowed Money from Trust Account	1,434,955			1,754,077	(319,122)
Other Liabilities	1,510,812			1,668,144	(157,332)
Reserve for Employee Bonus	3,318			17,016	(13,697)
Reserve for Retirement Benefits	13,096			14,354	(1,257)
Reserve for Losses on Supports to Specific Borrowers	480,511			5,057	475,453
Reserve for Losses on Compensation Claim	15,410			-	15,410
Other Reserves	339			295	43
Deferred Tax Liabilities	21,488			17,985	3,502
Deferred Tax Liabilities for Revaluation Reserve for Land	75,393			76,958	(1,564)
Acceptances and Guarantees	3,757,465			3,398,200	359,264
Total Liabilities	81,116,332			79,643,938	1,472,394
Minority Interests	1,522,854			825,410	697,443
Stockholders' Equity:					
Capital Stocks	1,000,000			1,000,000	-
Capital Surplus	1,233,738			1,233,725	13
Retained Earnings	(1,156,884)			(760,566)	(396,317)
Revaluation Reserve for Land, Net of Taxes	110,800			112,964	(2,163)
Net Unrealized Profit (Loss) on Available-for-sale securities, Net of Tax	163,608			172,640	(9,031)
Foreign Currency Translation Adjustments	(77,923)			(91,434)	13,511
Treasury Stock	(2,475)			(2,231)	(244)
Total Stockholders' Equity	1,270,864			1,665,098	(394,233)
Total Liabilities, Minority Interests and Stockholders' Equity	83,910,051			82,134,447	1,775,604

Note: Figures have been truncated

CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of Yen)	3rd Quarter of the Fiscal Year ending March 31, 2005 (Unaudited) (A)	3rd Quarter of the Fiscal Year ended March 31, 2004 (Unaudited) (B)	Variance (A) - (B)	Fiscal Year ended March 31, 2004 (Summary)
Revenues:				
Interest Income	746,867			1,027,517
Interest on Loans and Bills Discounted	*549,288*			*771,488*
Interest on and Dividends from Securities	*148,200*			*174,723*
Trust Fees	30,839			49,408
Fees and Commissions	353,138			454,711
Trading Gains, Net	63,726			188,019
Other Operating Income	329,024			492,556
Other Income	707,824			477,698
Total Revenues	2,231,421			2,689,911
Expenses:				
Interest Expenses	151,798			202,504
Interest on Deposits	*56,501*			*71,859*
Fees and Commissions	55,662			66,914
Other Operating Expenses	165,845			334,458
General and Administrative Expenses	546,660			773,036
Other Expenses	1,446,124			1,644,742
Total Expenses	2,366,091			3,021,656
Income (Loss) before Income Taxes & Minority Interests	(134,669)			(331,745)
Income Taxes (current)	9,411			14,127
Income Taxes (deferred)	226,904			36,929
Minority Interests in Net Income (Loss)	14,807			20,003
Net Income (Loss)	(385,792)			(402,806)

Note: Figures have been truncated

CONSOLIDATED STATEMENTS OF CAPITAL SURPLUS AND RETAINED EARNINGS

(Millions of Yen)	3rd Quarter of the Fiscal Year ending March 31, 2005 (Unaudited) (A)	3rd Quarter of the Fiscal Year ended March 31, 2004 (Unaudited) (B)	Variance (A) - (B)	Fiscal Year ended March 31, 2004 (Summary)
Capital Surplus				
Balance, at the Beginning of the Period	1,233,725			1,233,702
Additions	13			23
Gain on Sales of Treasury Stocks	13			23
Balance, at the End of the Period	1,233,738			1,233,725
Retained Earnings				
Balance, at the Beginning of the Period	(760,566)			(359,380)
Additions	2,338			8,651
Reversal of Revaluation Reserve for Land	2,338			8,651
Deductions	398,656			409,837
Dividend Declared	12,861			7,028
Bonuses for Directors and Statutory Auditors	2			2
Net Loss for the Period	385,792			402,806
Balance, at the End of the Period	(1,156,884)			(760,566)

Note: Figures have been truncated

Supplementary to the Financial Information

for the 3rd Quarter of the Fiscal Year Ending March 31, 2005

UFJ Holdings, Inc.

TABLE OF CONTENTS

UFJ Holdings, Inc.

1. INCOME STATEMENT FOR THE THIRD QUARTER OF THE FY ENDING MARCH 31, 2005 (Consolidated) 1
2. INCOME STATEMENT FOR THE THIRD QUARTER OF THE FY ENDING MARCH 31, 2005 (Combined) 2
3. PROBLEM LOANS UNDER FINANCIAL RECONSTRUCTION LAW (Combined) 3
4. BIS RISK ADJUSTED CAPITAL RATIOS (Consolidated) 3
5. UNREALIZED GAINS/LOSSES ON SECURITIES WITH MARKET VALUE (Combined) 4
6. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Combined) 4

"Combined" means simple aggregate on a non-consolidated basis of UFJ Bank combined (including UFJ Strategic Partner Co., Ltd. and UFJ Equity Investments Co., Ltd.) and UFJ Trust Bank combined (including UFJ Trust Equity, Co., Ltd.).

UFJ Bank Limited

1. INCOME STATEMENT FOR THE THIRD QUARTER OF THE FY ENDING MARCH 31, 2005 (Combined) 5
2. PROBLEM LOANS UNDER FINANCIAL RECONSTRUCTION LAW (Combined) 6
3. BIS RISK ADJUSTED CAPITAL RATIOS (Consolidated) 6
4. UNREALIZED GAINS/LOSSES ON SECURITIES WITH MARKET VALUE (Combined) 7
5. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Combined) 8

"Combined" means simple aggregate on a non-consolidated basis of UFJ Bank and two subsidiaries (UFJ Strategic Partner Co., Ltd. and UFJ Equity Investments Co., Ltd.).

UFJ Trust Bank Limited

1. INCOME STATEMENT FOR THE THIRD QUARTER OF THE FY ENDING MARCH 31, 2005 (Combined) 9
2. PROBLEM LOANS UNDER FINANCIAL RECONSTRUCTION LAW (Non-consolidated) 10
3. RISK ADJUSTED CAPITAL RATIOS (Consolidated, Domestic Standards) 10
4. UNREALIZED GAINS/LOSSES ON SECURITIES WITH MARKET VALUE (Combined) 11
5. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Non-consolidated) 11
6. BALANCE SHEETS (Trust Account) (Non-consolidated) 12

"Combined" means simple aggregate on a non-consolidated basis of UFJ Trust Bank and the subsidiary (UFJ Trust Equity Co., Ltd.).

UFJ Holdings (Consolidated)

1. INCOME STATEMENT FOR THE THIRD QUARTER OF THE FY ENDING MARCH 31, 2005

(Billions of Yen)

		3rd Quarter of the FY Ending March 31, 2005 (Unaudited)	3rd Quarter of the FY Ended March 31, 2004 (Unaudited)	Variance	FY03 (For Reference)
Gross Operating Profit	A	1,153.9			1,625.2
Interest Income	B	595.0			825.0
Trust Fees (before write-off)	C	34.5			66.3
Fees & Commissions	D	297.4			387.7
Trading Revenue	E	63.7			188.0
Other Operating Income	F	163.1			158.0
General and Administrative Expenses (minus)	G	546.6			773.0
Net Transfer to General Reserve (minus)	H	-			280.0
Nonrecurrent Income & Expenses	I	(1,250.6)			(969.8)
Gains/Losses on Stocks & Other Equity Securities	J	(158.2)			239.1
Credit Costs	K	(1,024.4)			(1,134.3)
Credit Costs (Trust Account)	L	(3.6)			(16.9)
Trust Account Loss Indemnified	M	(3.0)			-
Transfer to Reserve for Losses on Securities	N	(15.5)			-
Gains/Losses on Investments under Equity Method	O	2.6			7.8
Ordinary Profit (Loss)	P	(643.3)			(397.6)
Extraordinary Gains/Losses	Q	508.6			65.9
Collection of Written-off Claims	R	35.3			54.9
Reversal from Reserve for Possible Loan Losses	S	466.8			-
Reversal from Reserve for Contingent Liabilities Related to Loans Sold	T	-			0.2
Gains on Cancellation of Retirement Benefit Trusts	U	38.3			-
Income before Income Taxes	V	(134.6)			(331.7)
Income Taxes (current)(minus)	W	9.4			14.1
Income Taxes (deferred)(minus)	X	226.9			36.9
Minority Interests in Net Income	Y	14.8			20.0
Net Income (Loss)	Z	(385.7)			(402.8)

Credit-related Expenses *(H+K+L+M+R+S+T)*	AA	(528.9)			(1,376.0)

Note: Results for the 3rd quarter of the previous fiscal year are not available because quarterly financial statements were not prepared.

There is Reversal from Reserve for Possible Loan Losses in the 3rd quarter of the Fiscal Year ending March 31, 2005 and is posted as an item in Extraordinary Gains. (column R)

There is Reversal from Reserve for Contingent Liabilities Related to Loans Sold in FY 2003 and is posted as an item in Extraordinary Gains. (column S)

UFJ Holdings (Combined for UFJ Bank and UFJ Trust Bank)

2. INCOME STATEMENT FOR THE THIRD QUARTER OF THE FY ENDING MARCH 31, 2005 (Billions of Yen)

		3rd Quarter of the FY Ending March 31, 2005 (Unaudited)	3rd Quarter of the FY Ended March 31, 2004 (Unaudited)	Variance	FY03 (For Reference)
Gross Operating Profit	A	940.9	974.2	(33.3)	1,362.3
Interest Income	B	536.9			780.2
Trust Fees (before write-off)	C	34.6			66.6
Fees & Commissions	D	171.7			220.4
Trading Revenue	E	39.7			146.6
Other Operating Income	F	157.8			148.4
Expenses (minus)	G	404.5	428.2	(23.7)	567.7
Business Profit (before net transfer to general reserve)	H	536.3	546.0	(9.6)	794.6
Excluding Gains & Losses on Bonds	I	455.5	435.6	19.9	673.3
Net Transfer to General Reserve (minus)	J	21.1			342.3
Business Profit (before write-off in trust account)	K	515.2			452.2
Gains & Losses on Bonds	L	80.8			121.3
Nonrecurrent Income & Expenses	M	(1,329.4)			(879.4)
Gains/Losses on Stocks & Other Equity Securities	N	(224.2)			327.5
Gains on Sales	O	176.5			397.7
Losses on Sales	P	(20.5)			(57.7)
Revaluation Losses	Q	(380.1)			(12.4)
Credit Costs	R	(1,019.2)			(1,031.9)
Credit Costs (Trust Account)	S	(3.6)			(16.9)
Trust Account Loss Indemnified	T	(3.0)			-
Transfer to Reserve for Losses on Securities	U	(15.3)			(51.9)
Transfer to Reserve for Losses on Compensation Claim	V	(15.4)			-
Ordinary Profit (Loss)	W	(814.1)	134.5	(948.7)	(427.2)
Extraordinary Gains/Losses	X	601.6			90.5
Collection of Written-off Claims	Y	34.2			53.7
Reversal from Reserve for Possible Loan Losses	Z	556.2			25.6
Reversal from Reserve for Contingent Liabilities Related to Loans Sold	AA	-			0.2
Gains on Cancellation of Retirement Benefit Trusts	AB	38.3			-
Income before Income Taxes	AC	(212.5)			(336.6)
Income Taxes (current) (minus)	AD	0.9			3.5
Income Taxes (deferred) (minus)	AE	218.9			35.3
Net Income (Loss)	AF	(432.4)	251.3	(683.8)	(375.5)

Credit-related Expenses *(J+R+S+T+Y+Z+AA)*	AG	(456.4)	(266.1)	(190.3)	(1,311.5)

Notes There is Reversal from Reserve for Possible Loan Losses in the 3rd quarter of the Fiscal Year ending March 31, 2005 and is posted as an item in Extraordinary Gains. (column Z)

There is Reversal from Reserve for Possible Loan Losses (column Z) and Reversal from Reserve for Contingent Liabilities Related to Loans Sold (column AA) in FY 2003 and is posted as an item in Extraordinary Gains

Business profit in column H is the figure before write-off in trust account and net transfer to general reserve.

3. PROBLEM LOANS UNDER FINANCIAL RECONSTRUCTION LAW (Combined)

(Billions of Yen)

		Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
Bankrupt / Quasi-bankrupt	A	259.5	259.5	365.4
Doubtful	B	2,196.0	3,270.9	889.9
Sub-standard	C	488.0	623.8	2,119.8
Total Problem Loans	D	2,943.5	4,154.3	3,375.2

Notes

1. Figures as of Dec. 31, 2004 and Dec 31, 2003 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account settlement) and fully reflect the outcome of the self assessment as of Dec 31, 2004 and Dec. 31, 2003. Above figures are presented net of direct write-offs.
2. The combined amounts are those after adjustment of intra-group transactions.
3. Claims which are not classified as problem loans under the Financial Reconstruction Law are as follows.

(Billions of Yen)

		Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
Loans to Sub-standard Borrowers (C is included)	E	592.5	757.7	2,881.3
Other Special Mention	F	2,258.8	1,955.2	3,647.5
Normal	G	37,558.2	37,820.1	37,426.7
Total (A+B+E+F+G)	H	42,865.2	44,063.6	45,210.9
Problem Loan Ratio (D/H)	I	6.86%	9.42%	7.46%

4. BIS RISK ADJUSTED CAPITAL RATIOS (Consolidated)

(Billions of Yen)

	Dec. 31, 2004 *	Sept. 30, 2004	Mar. 31, 2005 **
(1) Capital Ratio	10.70%	9.92%	9.0% to 9.5%
(2) Tier I	2,508.9	2,203.9	
(3) Tier II (Amount included in Total Capital)	2,293.0	2,159.1	
(4) Deducted Items	77.0	74.8	
(5) Total Capital (2)+(3)-(4)	4,725.0	4,288.2	
(6) Risk-Weighted Assets	44,138.4	43,207.7	

* Estimated Amount

** Forecasted Amount

5. UNREALIZED GAINS/LOSSES ON SECURITIES WITH MARKET VALUE (Combined)

(Billions of Yen)	As of Dec. 31, 2004 Market Value	Net	Unrealized Gain	Unrealized Loss	As of Sept. 30, 2004 Market Value	Net	Unrealized Gain	Unrealized Loss	As of Dec. 31, 2003 Market Value	Net	Unrealized Gain	Unrealized Loss
Available-for-Sale Securities												
Total	15,815.6	185.5	374.5	189.0	16,434.9	189.1	390.8	201.6	19,780.7	254.6	517.4	262.7
(a) Stocks	*1,793.7*	*253.4*	*320.0*	*66.5*	*1,827.5*	*283.3*	*345.5*	*62.2*	*2,427.2*	*300.7*	*427.7*	*127.0*
(b) Bonds	*11,074.6*	*(62.2)*	*8.3*	*70.5*	*11,484.9*	*(69.1)*	*13.3*	*82.5*	*15,208.8*	*(60.7)*	*49.5*	*110.2*
(c) Others	*2,947.3*	*(5.6)*	*46.1*	*51.8*	*3,122.4*	*(24.9)*	*31.8*	*56.8*	*2,144.5*	*14.6*	*40.0*	*25.4*

Notes:

1. Unrealized gain/loss as of Dec. 31, 2004 and Dec. 31, 2003 are represented as the difference between book value after application of amortized cost method and impairment accounting and market value as of each date. (Market values for stocks are calculated mainly by using the average market prices during the final month of the quarter period. Market values for bonds and others are calculated from the prices at the end of the quarter period.)
2. The above includes securities, negotiable due from banks, commodity fund and others.
3. Unrealized gain/loss of securities of subsidiaries and affiliates with market value are as follows.
   We have no held-to-maturity bond with market value.

(Billions of Yen)	As of Dec. 31, 2004 Book Value	Net	Unrealized Gain	Unrealized Loss	As of Sept. 30, 2004 Book Value	Net	Unrealized Gain	Unrealized Loss	As of Dec. 31, 2003 Book Value	Net	Unrealized Gain	Unrealized Loss
Investments in subsidiaries and affiliates	*137.7*	*(13.6)*	*4.5*	*18.2*	*137.7*	*(14.4)*	*3.8*	*18.2*	272.0	*57.7*	70.3	12.5

6. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Combined)

(Billions of Yen)

	Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
Domestic Individual Deposits	26,324.3	26,060.9	27,113.5
Demand Deposits	15,080.8	14,585.2	15,057.9
Time Deposits	10,776.6	11,014.8	11,583.2
Domestic Corporate Deposits	17,229.1	17,424.5	17,613.1
Demand Deposits	12,456.4	12,318.9	12,354.5
Time Deposits	4,044.9	4,144.1	4,062.3
Other Domestic Deposits	2,156.0	3,133.4	3,033.4
Demand Deposits	1,350.6	1,722.9	1,443.6
Time Deposits	334.3	402.4	327.4
Trust Principal	1,858.0	2,097.7	2,017.9
Domestic Individuals	747.5	781.7	920.8
Domestic Corporations	1,110.4	1,316.0	1,097.0

	Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
Domestic Loans	36,395.8	37,212.0	38,915.6
Banking Account	35,811.4	36,599.4	38,109.0
Trust Account	584.4	612.6	806.6

Notes:

1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Saving Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits
4. 'Trust Principal' and 'Domestic Loans in Trust Account' are the total of Jointly Operated Designated Money Trusts and Loan Trusts whose principal is indemnified.

UFJ Bank (Combined for UFJ Bank, UFJSP and UFJEI)

1. INCOME STATEMENT FOR THE RHIRD QUARTER OF THE FY ENDING MARCH 31, 2005

(Billions of Yen)

		3rd Quarter of the FY Ending March 31, 2005 (Unaudited)	3rd Quarter of the FY Ended March 31, 2004 (Unaudited)	Variance	FY03 (For Reference)
Gross Operating Profit	A	840.1	869.1	(29.0)	1,198.2
Interest Income	B	513.7			741.3
Fees & Commissions	C	133.5			171.9
Trading Revenue	D	39.0			143.6
Other Operating Income	E	153.7			141.3
Expenses (minus)	F	349.9	369.4	(19.5)	490.0
Business Profit (before net transfer to general reserve)	G	490.2	499.6	(9.4)	708.1
Excluding Gains & Losses on Bonds	H	413.7	394.7	18.9	594.9
Net Transfer to General Reserve (minus)	I	-			342.3
Business Profit	J	490.2			365.8
Gains & Losses on Bonds	K	76.4			113.2
Nonrecurrent Income & Expenses	L	(1,256.1)			(824.7)
Gains/Losses on Stocks & Other Equity Securities	M	(228.8)			305.2
Gains on Sales	N	164.6			352.8
Losses on Sales	O	(19.2)			(37.2)
Revaluation Losses	P	(374.2)			(10.3)
Credit Costs	Q	(968.0)			(983.1)
Transfer to Reserve for Losses on Securities	R	(14.9)			(51.9)
Ordinary Profit (Loss)	S	(765.9)	153.2	(919.2)	(458.8)
Extraordinary Gains/Losses	T	604.1			70.0
Collection of Written-off Claims	U	33.9			51.3
Reversal from Reserve for Possible Loan Losses	V	556.2			-
Reversal from Reserve for Contingent Liabilities Related to Loans Sold	W	-			0.2
Gains on Cancellation of Retirement Benefit Trusts	X	38.3			-
Income before Income Taxes	Y	(161.7)			(388.8)
Income Taxes (current)(minus)	Z	0.9			3.4
Income Taxes (deferred)(minus)	AA	178.0			16.4
Net Income (Loss)	AB	(340.7)	222.9	(563.7)	(408.8)

Credit-related Expenses *(I+Q+U+V+W)*	AC	(377.8)	(253.1)	(124.6)	(1,273.9)

Notes There is Reversal from Reserve for Possible Loan Losses in the 3rd quarter of the Fiscal Year ending March 31, 2005 and is posted as an item in Extraordinary Gains. (column V)

2. PROBLEM LOANS UNDER FINANCIAL RECONSTRUCTION LAW (Combined)

(Billions of Yen)

		Dec. 31, 2004		Sept. 30, 2004		Dec. 31, 2003	
			UFJ Bank (non-consol.)		UFJ Bank (non-consol.)		UFJ Bank (non-consol.)
Bankrupt / Quasi-bankrupt	A	222.4	219.9	235.0	218.0	304.0	254.9
Doubtful	B	2,163.5	2,148.8	2,999.1	2,982.4	857.4	803.8
Sub-standard	C	461.8	453.4	571.1	562.1	1,806.7	1,778.7
Total Problem Loans	D	2,847.8	2,822.2	3,805.3	3,762.7	2,968.2	2,837.6

Notes

1. Figures as of Dec. 31, 2004 and Dec. 31, 2003 are classified into the categories defined in Article 4 of "Regulatio the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the aggregation process in account settlement (including the interim account settlement) and fully reflect the outcom self assessment as of Dec. 31, 2004 and Dec. 31, 2003. Above figures are presented net of direct write-offs.
2. The combined amounts are those after adjustment of intra-group transactions.
3. Claims which are not classified as problem loans under the Financial Reconstruction Law are as follows.

(Billions of Yen)

		Dec. 31, 2004		Sept. 30, 2004		Dec. 31, 2003	
			UFJ Bank (non-consol.)		UFJ Bank (non-consol.)		UFJ Bank (non-consol.)
Loans to Sub-standard Borrowers (C is included)	E	562.4	553.1	700.9	691.2	2,532.8	2,500.4
Other Special Mention	F	1,939.8	1,935.8	1,646.9	1,642.9	3,162.5	3,157.9
Normal	G	34,863.6	34,858.1	34,844.0	34,837.8	34,436.8	34,436.6
Total (A+B+E+F+G)	H	39,751.8	39,715.9	40,426.2	40,372.5	41,293.8	41,153.9
Problem Loan Ratio (D/H)	I	7.16%	7.10%	9.41%	9.31%	7.18%	6.89%

3. BIS RISK ADJUSTED CAPITAL RATIOS (Consolidated)

(Billions of Yen)

	Dec. 31, 2004 *	Sept. 30, 2004	Mar. 31, 2005 **
(1) Capital Ratio	10.82%	10.03%	Appx. 9.0%
(2) Tier I	2,296.9	2,021.1	
(3) Tier II (Amount included in Total Capital)	2,143.2	2,006.8	
(4) Deducted Items	73.3	70.5	
(5) Total Capital (2)+(3)-(4)	4,366.7	3,957.4	
(6) Risk-Weighted Assets	40,347.8	39,419.1	

* Estimated Amount

** Forecasted Amount

4. UNREALIZED GAINS/LOSSES ON SECURITIES WITH MARKET VALUE (Combined)

	As of Dec. 31, 2004				As of Sept. 30, 2004				As of Dec. 31, 2003			
	Market		Unrealized		Market		Unrealized		Market		Unrealized	
(Billions of Yen)	Value	Net	Gain	Loss	Value	Net	Gain	Loss	Value	Net	Gain	Loss
Available-for-Sale Securities												
Total	13,943.4	178.5	321.1	142.6	14,460.9	184.2	332.8	148.5	17,920.2	286.2	460.1	173.9
(a) Stocks	*1,448.2*	*226.6*	*270.0*	*43.3*	*1,472.7*	*248.9*	*290.9*	*41.9*	*2,017.4*	*294.2*	*372.3*	*78.0*
(b) Bonds	*9,687.4*	*(53.4)*	*5.6*	*59.1*	*10,000.9*	*(57.2)*	*10.4*	*67.7*	*13,851.7*	*(37.5)*	*49.0*	*86.6*
(c) Others	*2,807.7*	*5.3*	*45.4*	*40.1*	*2,987.2*	*(7.4)*	*31.4*	*38.9*	*2,051.1*	*29.5*	*38.7*	*9.2*

Notes:

1. Unrealized gain/loss as of Dec. 31, 2004 and Dec. 31, 2003 are represented as the difference between book value after application of amortized cost method and impairment accounting and market value as of each date. (Market values for stocks are calculated mainly by using the average market prices during the final month of the quarter period. Market values for bonds and others are calculated from the prices at the end of the quarter period.)
2. The above includes securities, negotiable due from banks, commodity fund and others.
3. Unrealized gain/loss of securities of subsidiaries and affiliates with market value are as follows.
   We have no held-to-maturity bond with market value.

	As of Dec. 31, 2004				As of Sept. 30, 2004				As of Dec. 31, 2003			
	Book		Unrealized		Book		Unrealized		Book		Unrealized	
(Billions of Yen)	Value	Net	Gain	Loss	Value	Net	Gain	Loss	Value	Net	Gain	Loss
Investments in subsidiaries and affiliates	*137.7*	*(13.6)*	*4.5*	*18.2*	*137.7*	*(14.4)*	*3.8*	*18.2*	*272.0*	*57.7*	70.3	12.5

<UFJ Bank, excluding 2 subsidiaries>

	As of Dec. 31, 2004				As of Sept. 30, 2004				As of Dec. 31, 2003			
	Market		Unrealized		Market		Unrealized		Market		Unrealized	
(Billions of Yen)	Value	Net	Gain	Loss	Value	Net	Gain	Loss	Value	Net	Gain	Loss
Available-for-Sale Securities												
Total	13,520.2	134.4	274.2	139.7	14,035.1	135.1	281.7	146.5	17,551.8	241.9	412.3	170.4
(a) Stocks	*1,025.4*	*182.6*	*223.0*	*40.4*	*1,047.4*	*199.8*	*239.7*	*39.9*	*1,649.8*	*249.9*	*324.5*	*74.5*
(b) Bonds	*9,686.9*	*(53.4)*	*5.6*	*59.1*	*10,000.4*	*(57.2)*	*10.4*	*67.7*	*13,850.9*	*(37.5)*	*49.0*	*86.6*
(c) Others	*2,807.7*	*5.3*	*45.4*	*40.1*	*2,987.2*	*(7.4)*	*31.4*	*38.9*	*2,051.1*	*29.5*	*38.7*	*9.2*

Notes:

1. Unrealized gain/loss as of Dec. 31, 2004 and Dec. 31, 2003 are represented as the difference between book value after application of amortized cost method and impairment accounting and market value as of each date. (Market values for stocks are calculated mainly by using the average market prices during the final month of the quarter period. Market values for bonds and others are calculated from the prices at the end of the quarter period.)
2. The above includes securities, negotiable due from banks, commodity fund and others.
3. Unrealized gain/loss of securities of subsidiaries and affiliates with market value are as follows.
   We have no held-to-maturity bond with market value.

	As of Dec. 31, 2004				As of Sept. 30, 2004				As of Dec. 31, 2003			
	Book		Unrealized		Book		Unrealized		Book		Unrealized	
(Billions of Yen)	Value	Net	Gain	Loss	Value	Net	Gain	Loss	Value	Net	Gain	Loss
Investments in subsidiaries and affiliates	*137.7*	*(13.6)*	*4.5*	*18.2*	*137.7*	*(14.4)*	*3.8*	*18.2*	*272.0*	*57.7*	70.3	12.5

5. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Combined)

(Billions of Yen)

	Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
Domestic Individual Deposits	24,355.9	24,018.9	24,934.1
Demand Deposits	14,694.4	14,202.7	14,675.9
Time Deposits	9,204.1	9,366.0	9,793.8
Domestic Corporate Deposits	16,470.9	16,597.5	16,239.5
Demand Deposits	12,139.0	11,898.1	11,868.2
Time Deposits	3,614.0	3,748.6	3,581.7
Other Domestic Deposits	2,071.0	2,991.5	2,968.6
Demand Deposits	1,343.5	1,719.1	1,430.7
Time Deposits	258.3	317.6	277.9

Domestic Loans	33,358.8	33,658.3	35,127.9
UFJ Bank (excl.UFJSP &UFJEI)	33,311.3	33,604.7	34,988.8

Notes:

1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Saving Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits

UFJ Trust Bank (Combined for UFJ Trust Bank and UFJTE)

1. INCOME STATEMENT FOR THE THIRD QUARTER OF THE FY ENDING MARCH 31, 2005

(Billions of Yen)

		3rd Quarter of the FY Ending March 31, 2005 (Unaudited)	3rd Quarter of the FY Ended March 31, 2004 (Unaudited)	Variance	FY03 (For Reference)
Gross Operating Profit	A	100.7	105.1	(4.3)	164.1
Trust Fees (before write-off)	B	34.6			66.6
Interest Income	C	23.2			38.8
Fees & Commissions	D	38.1			48.4
Trading Revenue	E	0.6			3.0
Other Operating Income	F	4.1			7.1
Expenses (minus)	G	54.6	58.7	(4.1)	77.6
Business Profit (before net transfer to general reserve)	H	46.1	46.3	(0.1)	86.4
Excluding Gains & Losses on Bonds	I	41.8	40.8	0.9	78.3
Net Transfer to General Reserve (minus)	J	21.1			-
Business Profit (before write-off in trust account)	K	25.0			86.4
Gains & Losses on Bonds	L	4.3			8.0
Nonrecurrent Income & Expenses	M	(73.2)			(54.7)
Gains/Losses on Stocks & Other Equity Securities	N	4.6			22.3
Gains on Sales	O	11.8			44.9
Losses on Sales	P	(1.3)			(20.5)
Revaluation Losses	Q	(5.9)			(2.1)
Credit Costs	R	(51.2)			(48.7)
Credit Costs (Trust Account)	S	(3.6)			(16.9)
Trust Account Loss Indemnified	T	(3.0)			-
Transfer to Reserve for Losses on Securities	U	(0.3)			0.0
Transfer to Reserve for Losses on Compensation Claim	V	(15.4)			-
Ordinary Profit (Loss)	W	(48.2)	(18.7)	(29.4)	31.6
Extraordinary Gains/Losses	X	(2.5)			20.5
Collection of Written-off Claims	Y	0.3			2.4
Reversal from Reserve for Possible Loan Losses	Z	-			25.6
Income before Income Taxes	AA	(50.8)			52.1
Income Taxes (current)(minus)	AB	0.0			0.0
Income Taxes (deferred)(minus)	AC	40.9			18.8
Net Income (Loss)	AD	(91.7)	28.3	(120.1)	33.2

Credit-related Expenses *(J+R+S+T+Y+Z)*	AE	(78.6)	(12.9)	(65.6)	(37.6)

Note: Business profit in column H is the figure before write-off in trust account and net transfer to general reserve.

Due to trust accounts, settlement of which are concentrated in September and March, trust fees and business profit in the 1st and 3rd quarters tend to be smaller than those in the 2nd and 4th quarters.

There was Reversal from Reserve for Possible Loan Losses in the Fiscal Year ended March 31, 2004 and was posted as an item in Extraordinary Gains. (column Z)

2. PROBLEM LOANS UNDER FINANCIAL RECONSTRUCTION LAW (Non-consolidated)

(Billions of Yen)

			Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
	Banking Account	A	30.4	16.4	49.8
	Trust account	B	6.7	7.9	11.5
Bankrupt/Quasi-bankrupt		C	37.1	24.4	61.4
	Banking Account	D	24.9	262.7	22.8
	Trust account	E	7.5	9.0	9.6
Doubtful		F	32.4	271.7	32.4
	Banking Account	G	15.9	40.2	288.0
	Trust account	H	10.2	12.4	25.0
Sub-standard		I	26.1	52.6	313.0
	Banking Account	J	71.2	319.5	360.7
	Trust account	K	24.4	29.3	46.1
Total Problem Loans		L	95.7	348.9	406.9

Notes

1. Figures as of Dec. 31, 2004 and Dec. 31, 2003 are classified into the categories defined in Article 4 of "Regulation Rules of the Law relating to Emergency Measures for Revitalization of Financial Systems". The figures are compiled in the same aggregation process in account settlement (including the interim account settlement) and fully reflect the outcome of the self assessment as of Dec. 31, 2004 and Dec. 31, 2003. Above figures are presented net of direct write-offs.
2. Claims which are not classified as problem loans under the Financial Reconstruction Law are as follows.

(Billions of Yen)

			Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
	Banking Account	M	17.5	42.1	319.2
	Trust account	N	12.6	14.5	29.2
Loans to Sub-standard Borrowers ("I" is included)		O	30.1	56.7	348.4
	Banking Account	P	283.0	272.5	421.8
	Trust account	Q	35.9	35.6	63.1
Other Special Mention		R	319.0	308.2	484.9
	Banking Account	S	2,174.4	2,430.6	2,298.1
	Trust account	T	520.1	545.3	691.7
Normal		U	2,694.6	2,976.0	2,989.8
	Banking Account	V	2,530.3	3,024.7	3,111.8
	Trust account	W	583.0	612.6	805.2
Total (C+F+O+R+U)		X	3,113.4	3,637.3	3,917.1
Problem Loan Ratio (L/X)		Y	3.07%	9.59%	10.38%

3. RISK ADJUSTED CAPITAL RATIOS (Consolidated, Domestic Standards)

(Billions of Yen)

	Dec. 31, 2004 *	Sept. 30, 2004	Mar. 31, 2005 **
(1) Capital Ratio	10.84%	8.82%	Appx. 11.5%
(2) Tier I	277.7	245.6	
(3) Tier II (Amount included in Total Capital)	143.2	145.8	
(4) Deducted Items	87.8	84.3	
(5) Total Capital (2)+(3)-(4)	333.1	307.1	
(6) Risk-Weighted Assets	3,073.3	3,480.7	

* Estimated Amount

** Forecasted Amount

4. UNREALIZED GAINS/LOSSES ON SECURITIES WITH MARKET VALUE (Combined)

(Billions of Yen)	As of Dec. 31, 2004 Market Value	Net	Unrealized Gain	Unrealized Loss	As of Sept. 30, 2004 Market Value	Net	Unrealized Gain	Unrealized Loss	As of Dec. 31, 2003 Market Value	Net	Unrealized Gain	Unrealized Loss
Available-for-Sale Securities												
Total	1,872.2	6.9	53.3	46.3	1,974.0	4.9	57.9	53.0	1,860.4	(31.6)	57.2	88.8
(a) Stocks	*345.5*	*26.7*	*49.9*	*23.2*	*354.8*	*34.3*	*54.6*	*20.3*	*409.8*	*6.4*	*55.4*	*49.0*
(b) Bonds	*1,387.1*	*(8.8)*	*2.6*	*11.4*	*1,484.0*	*(11.8)*	*2.9*	*14.7*	*1,357.1*	*(23.1)*	*0.4*	*23.6*
(c) Others	*139.5*	*(10.9)*	*0.6*	*11.6*	*135.1*	*(17.5)*	*0.4*	*17.9*	*93.4*	*(14.9)*	*1.2*	*16.2*

Notes:

1. Unrealized gain/loss as of Dec. 31, 2004 and Dec. 31, 2003 are represented as the difference between book value after application of amortized cost method and impairment accounting and market value as of each date. (Market values for stocks are calculated mainly by using the average market prices during the final month of the quarter period. Market values for bonds and others are calculated from the prices at the end of the quarter period.)
2. We have no security of subsidiary or affiliate with market value.

<UFJ Trust Bank, excluding UFJ Trust Equity>

(Billions of Yen)	As of Dec. 31, 2004 Market Value	Net	Unrealized Gain	Unrealized Loss	As of Sept. 30, 2004 Market Value	Net	Unrealized Gain	Unrealized Loss	As of Dec. 31, 2003 Market Value	Net	Unrealized Gain	Unrealized Loss
Available-for-Sale Securities												
Total	1,740.5	2.3	44.4	42.0	1,837.4	(3.5)	46.9	50.4	1,802.0	(32.2)	55.9	88.2
(a) Stocks	*213.8*	*22.1*	*41.1*	*18.9*	*218.2*	*25.8*	*43.6*	*17.7*	*351.4*	*5.7*	*54.1*	*48.4*
(b) Bonds	*1,387.1*	*(8.8)*	*2.6*	*11.4*	*1,484.0*	*(11.8)*	*2.9*	*14.7*	*1,357.1*	*(23.1)*	*0.4*	*23.6*
(c) Others	*139.5*	*(10.9)*	*0.6*	*11.6*	*135.1*	*(17.5)*	*0.4*	*17.9*	*93.4*	*(14.9)*	*1.2*	*16.2*

Notes:

1. Unrealized gain/loss as of Dec. 31, 2004 and Dec. 31, 2003 are represented as the difference between book value after application of amortized cost method and impairment accounting and market value as of each date. (Market values for stocks are calculated mainly by using the average market prices during the final month of the quarter period. Market values for bonds and others are calculated from the prices at the end of the quarter period.)
2. We have no security of subsidiary or affiliate with market value.

5. BALANCE OF DOMESTIC LOANS AND DEPOSITS (Non-consolidated)

(Billions of Yen)

	Dec. 31, 2004	Sept. 30, 2004	Dec. 31, 2003
Domestic Individual Deposits	1,968.4	2,042.0	2,179.3
Demand Deposits	386.4	382.4	382.0
Time Deposits	1,572.4	1,648.8	1,789.3
Domestic Corporate Deposits	758.1	827.0	1,373.6
Demand Deposits	317.4	420.8	486.3
Time Deposits	430.8	395.5	480.5
Other Domestic Deposits	85.0	141.8	64.7
Demand Deposits	7.0	3.8	12.8
Time Deposits	75.9	84.7	49.4
Trust Principal	1,858.0	2,097.7	2,017.9
Domestic Individuals	747.5	781.7	920.8
Domestic Corporations	1,110.4	1,316.0	1,097.0

Domestic Loans	3,037.0	3,553.6	3,787.6
Banking Account	2,452.5	2,941.0	2,981.0
Trust Account	584.4	612.6	806.6

Notes:

1. The above figures are calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility]).
2. Other Domestic Deposits includes public money from local governments and deposits from financial institutions.
3. Demand Deposits = Current Deposits + Ordinary Deposits + Saving Deposits + Deposits at Notice
   Time Deposits = Time Deposits + Periodical Deposits
4. 'Trust Principal' and 'Domestic Loans in Trust Account' are the total of Jointly Operated Designated Money Trusts and Loan Trusts whose principal is indemnified.

6. BALANCE SHEETS (TRUST ACCOUNT) (Non-consolidated)

(Billions of Yen)	As of Dec. 31 2004	As of Sept. 30 2004	As of Dec. 31 2003
Assets:			
Loans and Bills Discounted	669.6	691.7	
Securities	13,297.6	13,104.5	
Beneficiary Rights in Trust	12,489.9	12,223.7	
Securities in Trust	467.5	436.8	
Securities Lent	946.1	981.2	
Money Claims	3,089.9	3,009.3	
Premises and Equipment	2,252.6	2,161.1	
Superficies	10.9	10.9	
Leasing Rights on Land	25.9	22.2	
Other Claims	1,491.7	1,276.0	
Call Loans	390.8	410.6	
Lending Money to Banking Account	1,533.4	1,797.6	
Cash and Due from Banks	693.6	937.7	
Total Assets	37,360.1	37,063.8	
Liabilities:			
Money Trusts	7,849.4	7,776.2	
Pension Trusts	4,274.7	4,563.7	
Property Formation Trusts	4.6	4.4	
Loan Trusts	569.3	618.1	
Investment Trusts	12,464.3	12,202.6	
Money in Trusts Other than Money Trusts	835.0	818.2	
Securities in Trust	2,948.2	2,856.5	
Money Claims in Trust	3,104.7	3,046.3	
Equipment in Trust	74.2	87.4	
Real Estate in Trust	64.4	92.9	
Leasing Rights on Land in Trust	0.2	0.2	
Composite Trusts	5,170.6	4,996.8	
Other Trusts	0.0	0.0	
Total Liabilities	37,360.1	37,063.8	

Notes:

Figures in the above balance sheets include the trust assets under the Service-Shared Co-Trusteeship with The Master Trust Bank of Japan. (Amount of which was Yen 11,342.7 billion as of Dec. 31, 2004 and Yen 11,644.8 billion as of Sept. 30, 2004)

- In order to realize the benefits of the integration at an early stage, all aspects of the systems integration are scheduled to be completed by the management integration date. The wholesale business operations will be integrated into Mitsubishi Securities' system, and the retail operations, including the network systems among branches, will be integrated into UFJ Tsubasa Securities' system.

- The new securities company will aim to implement the systems integration based on a basic policy focusing on:

  - unifying the systems that can be integrated in order to provide uniform products and services at all branches; and

  - maintaining a system that can cope with the volume of the new securities company's work in order to ensure smooth business operations.

- The new securities company will continue working together with Nomura Research Institute and the Hitachi group, which are two key vendors of the current securities companies.

* * *

By completing the systems integration early and by selectively utilizing the advanced IT technologies of MTFG group and UFJ group, the new group will aim to provide timely and sophisticated financial services to customers and to efficiently manage its IT investments.

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. ("MTFG") may file a registration statement on Form F-4 ("Form F-4") with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. ("UFJ") with MTFG. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration and related matters. **U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination.** The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC's web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT:	UFJ CONTACT:
Mr. Hirotsugu Hayashi 26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-6326 Japan 81-3-3240-9059 Hirotsugu_Hayashi@mtfg.co.jp	Mr. Shiro Ikushima 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114 Japan 81-3-3212-5458 shiro_ikushima@ufj.co.jp

In addition to the Form F-4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG's and UFJ's management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG and UFJ, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG and UFJ do not undertake any obligation to update or revise any forward-looking information or statements.